 Filed pursuant to Rule 424(b)(3)

Registration Number 333-198502

Prospectus Supplement No. 8 (To prospectus dated September 11, 2014)

5,768,470 Shares of Common Stock

Sysorex Global Holdings Corp.

This Prospectus Supplement No. 8 (the “Prospectus Supplement”) supplements our Prospectus dated September 11, 2014, as supplemented by Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, and 7 dated October 9, 2014, November 3, 2014, November 18, 2014, February 5, 2015, March 11, 2015, April 2, 2015, and May 7, 2015, respectively (collectively, the “Prospectus”), relating to the offer and sale of up to 5,768,470 shares of common stock, par value $0.001, of Sysorex Global Holdings Corp., a Nevada corporation (the “Company,” “Sysorex,” “us,” “our,” or “we”) by the selling stockholders identified on page 40 of the Prospectus. We are not selling any securities under this Prospectus Supplement and the Prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in the Prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” in the Prospectus for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this Prospectus Supplement and Prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” in the Prospectus.

We are an “emerging growth company” under the Federal Securities laws and are subject to reduced public company reporting requirements as set forth on page 5 of Prospectus.  Our common stock is currently quoted on the Nasdaq Capital Market under the symbol “SYRX”.  On May 18, 2015, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.93.

Recent Developments

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed with the Securities and Exchange Commission on May 14, 2015 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

In reviewing this Prospectus Supplement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Prospectus Supplement is May 19, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015

or

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 001-36404

SYSOREX GLOBAL HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Nevada	88-0434915
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2479 E. Bayshore Road, Suite 195

Palo Alto, CA 94303

(Address of principal executive offices)(Zip Code)

(408) 702-2167

(Registrant’s telephone number, including area code)

No change

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated file. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

APPLICABLE ONLY TO CORPORATE ISSUERS

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 19,811,407 shares of common stock, par value $0.001 per share, outstanding as of May 13, 2015.

SYSOREX GLOBAL HOLDINGS CORP.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim periods presented.

The results for the period ended March 31, 2015 are not necessarily indicative of the results of operations for the full year. These financial statements and related footnotes should be read in conjunction with the financial statements and footnotes thereto included in our audited financial statements for the fiscal year ended December 31, 2014 and 2013 included in the Form 10-K filed with the Securities and Exchange Commission on March 27, 2015.

The information presented in this Form 10-Q reflects our one-for-two reverse stock split, which became effective on April 8, 2014, except as otherwise indicated.

1

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Assets

Current Assets
Cash and cash equivalents	$2,695	$3,228
Accounts receivable, net	9,069	8,225
Notes receivable, related party	90	90
Notes and other receivables	1,702	1,294
Inventory	542	610
Prepaid licenses and maintenance contracts	7,179	7,151
Other current assets	1,490	1,463

Total Current Assets	22,767	22,061

Prepaid licenses and maintenance contracts, non-current	5,818	6,200
Property and equipment, net	1,227	1,308
Software development costs, net	357	278
Intangible assets, net	16,794	17,676
Goodwill	13,166	13,166
Other assets	1,350	1,371

Total Assets	$61,479	$62,060

The accompanying notes are an integral part of these financial statements.

2

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except per share data)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$8,282	$7,468
Accrued Liabilities	2,811	3,299
Deferred revenue	8,888	8,689
Short-term debt	7,272	5,418

Total Current Liabilities	27,253	24,874

Long Term Liabilities
Deferred revenue, non-current	6,781	7,181
Long-term debt	100	100
Other liabilities	650	684

Total Liabilities	34,784	32,839

Commitments and Contingencies

Stockholders' Equity

Preferred stock - $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding	--	--
Common stock - $0.001 par value; 50,000,000 shares authorized; 19,791,407 and 19,707,262 issued and outstanding	20	20
Additional paid-in capital	52,508	52,122
Due from Sysorex Consulting Inc.	(666)	(666)
Accumulated other comprehensive income	(25)	(18)
Accumulated deficit (excluding $2,441,960 reclassified to additional paid in capital in quasi-reorganization)	(23,541)	(20,641)

Stockholders' Equity Attributable to Sysorex Global Holdings Corp.	28,296	30,817

Non- controlling Interest	(1,601)	(1,596)

Total Stockholders' Equity	26,695	29,221

Total Liabilities and Stockholders' Equity	$61,479	$62,060

The accompanying notes are an integral part of these financial statements.

3

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Three Months Ended
	March 31,
	2015	2014
Revenues	(Unaudited)
Products	$10,388	$13,225
Services	3,734	3,095
Total Revenues	14,122	16,320

Cost of Revenues
Products	8,650	10,708
Services	1,425	1,262
Total Cost of Revenues	10,075	11,970

Gross Profit	4,047	4,350

Operating Expenses
Research and development	163	--
Sales and marketing	2,463	2,297
General and administrative	3,274	2,315
Acquisition related costs	76	104
Amortization of intangibles	882	328

Total Operating Expenses	6,858	5,044

Loss from Operations	(2,811)	(694)

Other Income (Expense)
Interest expense	(99)	(108)
Other	5	14

Total Other Income (Expense)	(94)	(94)

Loss before Provision for Income Taxes	(2,905)	(788)
Provision for Income Taxes	--	(35)

Net Loss	(2,905)	(823)

Net Loss Attributable to Non-controlling Interest	(5)	(43)

Net Loss Attributable to Stockholders of Sysorex Global Holdings Corp.	$(2,900)	$(780)

Net Loss Per Share - Basic and Diluted	$(0.15)	$(0.05)

Weighted Average Shares Outstanding
Basic and Diluted	19,765,585	14,244,699

The accompanying notes are an integral part of these financial statements.

4

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	For the Three Months Ended
	March 31,
	2015	2014
	(Unaudited)

Net Loss	$(2,905)	$(823)

Unrealized foreign exchange gain/(loss) from cumulative translation adjustments	(7)	--

Unrealized holding gains in marketable securities including reclassification adjustment of realized gains included in net income	--	(3)

Comprehensive Loss	$(2,912)	$(826)

The accompanying notes are an integral part of these financial statements.

5

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(Unaudited)

(In thousands, except per share data)

					Accumulated
	Common Stock		Additional Paid-In	Due from Sysorex	Other Comprehensive	Accumulated	Non- Controlling	Total Stockholders'
	Shares	Amount	Capital	Consulting, Inc.	Income (Loss)	Deficit	Interest	Equity

Balance - December 31, 2014	19,707,262	$20	$52,122	$(666)	$(18)	$(20,641)	$(1,596)	$29,221

Common shares issued for services	84,145	--	132	--	--	--	--	132
Stock based compensation	--	--	254	--	--	--	--	254
Cumulative Translation Adjustment	--	--	--	--	(7)	--	--	(7)
Net loss	--	--	--	--	--	(2,900)	(5)	(2,905)

Balance - March 31, 2015	19,791,407	$20	$52,508	$(666)	$(25)	$(23,541)	$(1,601)	$26,695

(Unaudited)

The accompanying notes are an integral part of these financial statements.

6

SYSOREX GLOBAL HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended
	March 31,
	2015	2014
	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(2,905)	$(823)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	121	39
Amortization of intangible assets	882	328
Stock based compensation	386	192
Investment income	--	(3)
Amortization of deferred financing costs	23	--

Changes in operating assets and liabilities:
Accounts receivable and other receivables	(1,252)	(94)
Inventory	68	(52)
Other current assets	(27)	(648)
Prepaid licenses and maintenance contracts	354	(1,454)
Other assets	(2)	319
Accounts payable	814	304
Accrued liabilities	(488)	(186)
Deferred revenue	(201)	1,760
Other liabilities	(34)	(16)
Total Adjustments	644	489

Net Cash Used in Operating Activities	(2,261)	(334)

Cash Flows (Used in) Provided by Investing Activities
Purchase of property and equipment	(22)	(11)
Proceeds from the sale of marketable securities	--	125
Investment in capitalized software	(97)	(70)
Net Cash Flows (Used in) Provided by Investing Activities	(119)	44

Cash Flows Provided by Financing Activities
Net proceeds (repayments) from bank facility	1,980	(423)
Repayment of term loan	(125)	--
Net proceeds from issuance of common stock	--	2,080
Repayment of notes payable	(1)	(136)

Net Cash Provided by Financing Activities	1,854	1,521

Effect of Foreign Exchange Rate on Changes on Cash	(7)	--

Net (Decrease) Increase in Cash and Cash Equivalents	(533)	1,231

Cash and Cash Equivalents - Beginning of period	3,228	2,104

Cash and Cash Equivalents - End of period	$2,695	$3,335

Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$76	$85
Income Taxes	$--	$35

The accompanying notes are an integral part of these financial statements.

7

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 1 - Organization and Nature of Business

Overview

Sysorex Global Holdings Corp. (“SGHC”), through its wholly-owned subsidiaries, AirPatrol Corporation and AirPatrol Research Corporation (“AirPatrol”), Lilien Systems (“Lilien”), Shoom, Inc. (“Shoom”), Sysorex Government Services, Inc. (“SGS”), Sysorex Federal, Inc. (“Sysorex Federal”) and the majority-owned subsidiary, Sysorex Arabia LLC (“SA”) (collectively the “Company”), provides big data analytics and location based products and related services for the cyber-security and Internet of Things markets. Sysorex also provides supporting products and services including enterprise computing and storage, virtualization, business continuity, data migration, custom application development, networking and information technology business consulting services. The Company is headquartered in California, and has subsidiary offices in Virginia, Maryland, Oregon, Hawaii, State of Washington, California, Vancouver, Canada and Riyadh, Saudi Arabia.

Effective April 16, 2014, and as more fully described in Note 4, the Company acquired AirPatrol, Inc. (“AirPatrol”), a Maryland based provider of mobile cyber-security and location-based service solutions.

Liquidity

As of March 31, 2015, the Company has a working capital deficiency of approximately $4.5 million. For the three months ended March 31, 2015, the Company incurred a net loss of approximately $2.9 million and utilized cash in operations of approximately $2.3 million.

On May 4, 2015 and effective April 29, 2015, the Company amended its bank line of credit to increase the credit limit to $10 million and provide for a second term loan of up to $2 million of which $167,000 was used to pay off the balance of the initial term loan. The Company’s outstanding balance on its bank line of credit and initial term loan on April 29, 2015 was $5,999,000 and $208,000, respectively. Additionally, the Sysorex group of companies was awarded two large IDIQ government vehicles as a prime contractor in April 2015. While the Company believes that it will be successful in securing task orders under the contracts which will generate revenue, there are no assurances that any task orders under the contracts will ultimately be awarded to the Company.

The Company’s current capital resources as of March 31, 2015, increased bank facility, higher margin business line expansion and recent contract awards are expected to be sufficient to fund planned operations during the succeeding twelve months from date of filing this quarterly report. If these sources do not provide the capital necessary to fund the Company’s operations during the next twelve months from the date of filing this quarterly report, the Company may need to curtail certain of its expansion activities or consider obtaining additional financing.

Note 2 - Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of the Company’s operations for the three-month period ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.  These interim condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements and footnotes for the years ended December 31, 2014 and 2013 included in the Form 10-K filed with the Securities and Exchange Commission on March 27, 2015.

8

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies

Significant Accounting Policies

The Company's complete accounting policies are described in Note 2 to the Company's audited financial statements and footnotes for the years ended December 31, 2014 and 2013.

Principles of Consolidation

The condensed consolidated financial statements have been prepared using the accounting records of the Company and its wholly-owned subsidiaries, Sysorex Federal, Inc., Sysorex Government Services, Inc., Lilien Systems, Shoom, Inc., AirPatrol as of April 16, 2014 and its majority-owned subsidiary, Sysorex Arabia LLC (“SA”).  All material inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods.  Actual results could differ from those estimates. The Company’s significant estimates consist of:

●	The valuation of stock-based compensation;
●	The allowance for doubtful accounts;
●	The valuation allowance for the deferred tax asset; and
●	Impairment of long-lived assets.

Inventory

Inventory is stated at the lower of cost or market utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories.  Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves.  If the Company does not meet its sales expectations, these reserves are increased.  Products that are determined to be obsolete are written down to net realizable value.  As of March 31, 2015 and 2014, the Company deemed any such allowance nominal.

9

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company is a systems integrator and consulting services company that provides IT solutions and services to its customers and recognizes revenue once four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed and determinable, (3) delivery (software and hardware) or fulfillment (maintenance) has occurred, and (4) there is reasonable assurance of collection of the sales proceeds (the “Revenue Recognition Criteria”). In addition, the Company also records revenues in accordance with Accounting Standards Codification (“ASC”) Topic 605-45 “Principal Agent Consideration” (“ASC 605-45”). The Company evaluates the sales of products and services on a case by case basis to determine whether the transaction should be recorded gross or net, including, but not limited to, assessing whether or not the Company: 1) is the primary obligor in the transaction; 2) has inventory risk with respect to the products and/or services sold; 3) has latitude in pricing; and 4) changes the product or performs part of the services sold. The Company evaluates whether revenues received from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services, should be recognized on a gross or net basis on a transaction by transaction basis. As of the date hereof, the Company has determined that all revenues received should be recognized on a gross basis in accordance with applicable the standards.

Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related transaction is incurred. Cooperative reimbursements are recorded as a reduction of cost of sales in accordance with ASC Topic 605-50 “Accounting by a Customer (including reseller) for Certain Consideration Received from a Vendor.” Provisions for returns are estimated based on historical sales returns and credit memo analysis for the period.  The Company receives Marketing Development Funds (MDF) from vendors based on quarterly or annual sales performance to promote the marketing of vendor products and services. The Company must file claims with vendors for these cooperative reimbursements by providing invoices and receipts for marketing expenses. Reimbursements are recorded as a reduction of marketing expenses and other applicable selling general and administrative expenses in the period in which the expenses were incurred.

The Company also enters into sales transactions whereby customer orders contain multiple deliverables, and reports its multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: the Company’s design, configuration, installation, integration, warranty/maintenance and consulting services; and third-party computer hardware, software and warranty maintenance services.   In situations where the Company bundles all or a portion of the separate elements, Vendor Specific Objective Evidence (“VSOE”) is determined based on prices when sold separately.  For the three months ended March 31, 2015 and 2014 revenues recognized as a result of customer contracts requiring the delivery of multiple elements was $7.6 million and $12.3 million, respectively.

Hardware, Software and Licensing Revenue Recognition

Generally, the Revenue Recognition Criteria are met with respect to the sales of hardware and software products when they are shipped to the customer. The delivery of products to our customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. As a result, the Company recognizes the sale of the product and the cost of such upon receiving notification from the supplier that the product has shipped. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable.  Vendor product price discounts are recorded when earned as a reduction to cost of sales.

10

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Maintenance and Professional Services Revenue Recognition

With respect to sales of our maintenance, consulting and other service agreements including our digital advertising and electronic services, the Revenue Recognition Criteria is met once the service has been provided. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. The fixed rate includes direct labor, indirect expenses, and profits. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. Anticipated losses are recognized as soon as they become known. For the three months ended March 31, 2015 and 2014, the Company did not incur any such losses. These amounts are based on known and estimated factors. Revenues from time and material or firm fixed price long-term and short-term contracts are derived principally with various United States Government agencies and commercial customers.

The Company recognizes revenue for sales of all services billed as a fixed fee ratably over the term of the arrangement as such services are provided. Billings for such services that are made in advance of the related revenue recognized are recorded as deferred revenue and recognized as revenue ratably over the billing coverage period.  Amounts received as prepayments for services to be rendered are recognized as deferred revenue.  Revenue from such prepayments is recognized when the services are provided.

The Company’s maintenance services agreements permit customers to obtain technical support from the Company and/or the manufacturer and to update, at no additional cost, to the latest technology if new software updates are introduced during the period that the maintenance agreement is in effect. Since the Company assumes certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retains general inventory risk upon customer return or rejection and is most familiar with the customer and its required specifications, it generally serves as the initial contact with the customer with respect to any maintenance services required and therefore will perform all or part of the required service.

Typically, the Company sells maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. The Company generally bills maintenance fees in advance and records the amounts received as deferred revenue with respect to any portion of the fee for which services have not yet been provided. The Company recognizes the related revenue ratably over the term of the maintenance agreement as services are provided. In situations where the Company bundles all or a portion of the maintenance fee with products, VSOE for maintenance is determined based on prices when sold separately.

Customers that have purchased maintenance/warranty services have a right to cancel and receive a refund of the amounts paid for unused services at any time during the service period upon advance written notice to the Company. Cancellation and refund privileges with respect to maintenance/warranty services lapse as to any period during the term of the agreement for which such services have already been provided. Customers do not have the right to a refund of paid fees for maintenance/warranty services that the Company has earned and recognized as revenue. Invoices issued for maintenance/warranty services not yet rendered are recorded as deferred revenue and then recognized as revenue ratably over the service period. As a result (1) the warranty and maintenance service fees payable by each customer are separately accounted for in each customer purchase order as a separate line item, and (2) upon the Company’s receipt and acceptance of a request for refund of maintenance/warranty services not yet provided, the Company’s obligation to perform any additional maintenance/warranty services will end. Sales are recorded net of discounts and returns.

11

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant.  The fair value of that award is then ratably recognized as expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company incurred stock-based compensation charges, net of estimated forfeitures of $386,000 and $192,000 for the three months ended March 31, 2015 and 2014, respectively.  The following table summarizes the nature of such charges for the years then ended (in thousands):

	For the Three Months Ended March 31,
	2015	2014
General & Administrative: Compensation and related benefits	$254	$172
General & Administrative: Professional fees	132	--
Acquisition transaction costs	--	20

Totals	$386	$192

Net Loss Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the three months ended March 31, 2015 and 2014:

	For the Three Months Ended March 31,
	2015	2014
Options	2,981,658	2,067,210
Warrants	511,262	411,262
Shares accrued but not issued	35,715	32,143

Totals	3,528,635	2,510,615

Reclassification

Certain accounts in the prior year’s financial statements have been reclassified for comparative purposes to conform to the presentation in the current year’s financial statements. These reclassifications have no effect on previously reported earnings.

Recent Accounting Pronouncements

The FASB and the SEC have issued certain other accounting standards updates and regulations that will become effective in subsequent periods; however, management of the Company does not believe that any of those updates would have significantly affected the Company’s financial accounting measures or disclosures had they been in effect during 2015 or 2014, and does not believe that any of those pronouncements will have a significant impact on the Company’s consolidated financial statements at the time they become effective.

12

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 3 - Summary of Significant Accounting Policies (continued)

Reverse Stock Split

The board of directors was authorized by the Company's stockholders to effect a 1-for-2 reverse stock split of its common stock which was effective April 8, 2014.  The financial statements and accompanying notes give effect to the 1-for-2 reverse stock split as if it occurred as of the beginning of the first period presented.

Subsequent Events

The Company evaluates events and/or transactions occurring after the balance sheet date and before the issue date of the consolidated financial statements to determine if any of those events and/or transactions requires adjustment to or disclosure in the consolidated financial statements.

Note 4 - Acquisition of AirPatrol Corporation

On December 20, 2013, the Company entered into an Agreement of Plan and Merger (the “AirPatrol Agreement”) to acquire 100% of the capital stock of AirPatrol, a provider of mobile cyber-security and location-based services solutions, for a purchase price equal to (a) $10.0 million in cash, subject to certain adjustments, allocated to and among certain creditors, payees and holders of AirPatrol’s issued and outstanding capital stock and (b) 2 million shares (after giving effect to a reverse stock split) of the Company common stock, of which it was agreed that 800,000 shares would be held in escrow for one year, as security to satisfy any indemnity claims that may be owed by the former AirPatrol stockholders to the Company (the “AirPatrol Merger Consideration”). The AirPatrol Merger Consideration also includes an earn-out, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Merger Agreement) payable to the former stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3.5 million, the Company shall pay to the former AirPatrol stockholders an earn-out payment equal to two times AirPatrol Net Income, provided that the total earn-out payment shall not exceed $10.0 million.

The merger was consummated on April 18, 2014 with an effective date of acquisition of April 16, 2014, and as a result the Company became the holder of 100% of the outstanding capital stock of AirPatrol.  At the closing, the Company (i) paid or initiated actions to pay a total of $8.5 million to various former stockholders, former note holders, former directors, professional service firms and continuing officers, (ii) issued a total of 1,042,809 shares of its common stock to former stockholders, directors, and continuing officers of AirPatrol, and to the investment banking firm of AGC Partners, LLC, and (iii) issued 800,000 shares of its common stock into a holdback escrow.  A working capital adjustment applied at closing reduced cash consideration by approximately $486,000 and reduced stock merger consideration by 157,192 shares.

The total recorded purchase price for the transaction was $19.7 million which consisted of $9.5 million cash paid and $10.2 million for the value of stock. The Company evaluated the fair value of the contingent earn out liability and deemed it more likely than not that nothing will be owed under such agreement.

13

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 4 - Acquisition of AirPatrol Corporation (continued)

The following unaudited proforma financial information presents the consolidated results of operations of the Company and AirPatrol for the three months ended March 31, 2014, as if the acquisition had occurred on January 1, 2014 instead of on April 16, 2014. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during those periods.

(in thousands, except share amounts)	For the Three Months Ended March 31, 2014
Revenues	$16,597
Net Loss Attributable to Common Shareholder	$(2,646)
Weighted Average Number of Common Shares Outstanding, basic and diluted	19,246,028
Loss Per Common Share - Basic and Diluted	$(0.14)

Note 5 - IronSky Investment

In October 2013, the Company loaned $130,000 to IronSky Corporation, a company in the field of cyber security solutions, to support its operations in accordance with the terms of a Secured Promissory Note (“IronSky Note”). During 2014, the Company also had $190,000 of accounts receivable from IronSky. As of December 31, 2014, the Company determined that it would accept the IronSky note collateral in lieu of a cash payment of the IronSky note and accounts receivable owed and have deemed the amounts owed as an investment in the business of IronSky. On January 22, 2015, IronSky and the Company entered into an Agreement and Consent to Surrender of Collateral whereby IronSky irrevocably assigned and transferred all rights, title, ownership and interests in and to the Collateral in full satisfaction of the Secured Indebtedness. Preliminary information is not yet available and the Company plans to operate the business within its Sysorex Mobile, IoT & Big Data Products Segment. However, such operations since January 22, 2015 have been minimal.

Note 6 - Notes and Other Receivables

Notes and other receivables at March 31, 2015 and December 31, 2014 consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Notes receivable	$900	$900
Other receivables	802	394
Total Notes and Other Receivables	$1,702	$1,294

Notes Receivable

On July 17, 2014, the Company loaned $900,000 to a third party pursuant to the terms of a promissory note. The promissory note’s extended due date is June 30, 2015, and accrues interest at a rate of 8% per annum.

Other Receivables

Other receivables primarily consist of receivables for cooperative reimbursements from vendors; marketing development funds from vendors; and revenue earned under contracts in advance of billings.

Notes Receivable, Related Party

On June 19, 2014 AirPatrol loaned $90,000 to a related party pursuant to the terms of a promissory note. The promissory note is due December 19, 2015 and accrues interest at a rate of 0.33% per annum.

14

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 7 - Inventory

Inventory at March 31, 2015 and December 31, 2014 consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Raw materials	$86	$401
Work in process	8	113
Finished goods	448	96
Total Inventory	$542	$610

Note 8 - Due from Related Parties

Non-interest bearing amounts due on demand from a related party are $666,000 as of March 31, 2014 and December 31, 2013 and consist primarily of amounts due from Sysorex Consulting, Inc.  As Sysorex Consulting, Inc. is a direct shareholder of, and an investor in, the Company, the amounts due from Sysorex Consulting, Inc. as of March 31, 2015 and December 31, 2014 are classified as a reduction of stockholders' equity.

Note 9 - Deferred Revenue

Deferred revenue as of March 31, 2015 and December 31, 2014 consisted of the following:

	March 31, 2015	December 31, 2014
Deferred Revenue, Current
Maintenance agreements	$8,420	$8,321
Services	468	368
Total Deferred Revenue, Current	8,888	8,689

Deferred Revenue, Non-Current
Maintenance agreements	6,781	7,181

Total Deferred Revenue	$15,669	$15,870

The fair value of the deferred revenue approximates the services to be rendered.

15

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 10 - Debt

Debt as of March 31, 2015 and December 31, 2014 consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Short-Term Debt
Advances payable	722	722
Notes payable	421	423
Revolving line of credit	5,879	3,898
Term loan	250	375
Total Short-Term Debt	$7,272	$5,418

Long-Term Debt
Notes payable	$100	$100
Total Long-Term Debt	$100	$100

Advances Payable

During the year ended December 31, 2011, a judgment in the amount of $936,000 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,000 has been repaid leaving a balance of $722,000 of which $515,000 will be paid through a surety bond and the remaining $207,000 has been accrued as advances payable by Sysorex Arabia as of March, 31, 2015 and December 31, 2014.

Notes Payable

Notes payable and accrued interest as of March 31, 2015 and December 31, 2014 consisted of the following (in thousands):

	March 31, 2015	December 31, 2014
Notes Payable, Short-Term
Notes payable dated August 31, 2013 (A)	421	423
Total Notes Payable, Short-Term	$421	$423

Notes Payable, Long-Term
Notes payable dated August 30, 2013 (B)	$100	$100
Total Notes Payable, Long-Term	$100	$100

16

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 10 - Debt (continued)

Notes Payable (continued)

(A)	Note payable dated August 31, 2013

On August 31, 2013 the Company entered into the Shoom Agreement to acquire Shoom for a purchase price of $2.5 million of cash and 1.4 million shares of common stock (after giving effect to a reverse stock split). Approximately $500,000 of the cash purchase price was deposited in escrow from which any amounts not subject to claims shall be released to the former Shoom stockholders, on a pro-rata basis, in equal installments over seven years on each anniversary date of the closing date. As of March 31, 2015, $420,000 remains in escrow with $70,000 reflected in other current assets and $350,000 reflected in other assets in the accompanying financial statements. Pursuant to the terms of the Shoom Agreement, the delivery of the Shoom consideration to each stockholder was subject to the return of certain documentation thus the Company initially recorded the cash consideration to be paid as a non-interest bearing note in the amount of $2.5 million.  As of March 31, 2015 and December 31, 2014, $421,000 and $423,000, respectively, was still payable to the Shoom stockholders and is reflected as a note payable in the accompanying financial statements.

(B)	Note payable dated August 30, 2013

Note received by AirPatrol from Howard County Economic Development Authority (Maryland) as incentive to relocate the AirPatrol office to the county. The note is unsecured, accrues interest at 3% per annum, and matures on December 31, 2017.

Revolving Line of Credit

On March 15, 2013, and in connection with and concurrent with our acquisition of Lilien, Sysorex Government Services, Inc., and Lilien Systems, 100%-owned subsidiaries of Sysorex Global Holdings, Inc., entered into a Business Finance Agreement (the “BFA”) as co-borrowers (the “Borrowers”) with Bridge Bank, NA (the “Bank”) under which the Borrowers obtained a revolving line of credit for up to $5.0 million through March 15, 2015.  On March 20, 2013, the Borrowers received $4.2 million under the Agreement.  Of that amount, $3.0 million was paid as consideration in connection with the acquisition of Lilien effective March 1, 2013. The balance of $1.2 million was utilized to pay the acquisition costs, for the repayment of various notes and short-term debts and to support operations. The terms of the BFA require all cash receipts of Sysorex Government Services, Inc. and Lilien Systems to be remitted to a lockbox for application to the balance due in connection with the Agreement. Per the original terms the line of credit incurs interest at the greater of 5.25% or the bank's prime rate plus 2% and matured on March 15, 2015.  The interest rate as of March 31, 2015 was 5.25% per annum.

17

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 10 – Debt (continued)

Revolving Line of Credit (continued)

The BFA was subsequently amended on August 29, 2013 to increase the credit limit to $6.0 million and amend certain financial covenants. In addition, warrants to purchase 56,250 shares of common stock were issued to Bridge Bank in connection with this first amendment to the BFA. The warrants were fully vested on the date of grant, have an exercise period of seven years and have a fair value of $137,000 determined by the Black Scholes model.  The warrants have an exercise price of $1.20 per share.  The Company paid $7,000 in fees to Bridge Bank for Amendment 1. The Company capitalized the fair value of the warrants of $137,000 and the fees paid of $7,000 as deferred financing costs and a component of other assets. The capitalized amount is amortized to interest expense over the remaining term of the credit line

On May 13, 2014 and December 31, 2014, the BFA was amended to extend the revolving advances maturity date to April 16, 2016; define the term advance maturity date as August 27, 2015; consent to the acquisition of the AirPatrol Corporation, further amend the financial covenant requirements and waive any existing defaults by the Company with respect to such covenants.

Term Loan

Additionally and concurrently with the Amendment 1 to the BFA, the Company entered into a term loan for $750,000 which accrues interest at the greater of 5.25% or Bridge Bank's prime rate plus 2% and matured on August 27, 2016. Amendment 2 to the BFA further defined the term advance maturity date as August 27, 2015. The Company will make payments of $42,000 on the first day of each month commencing on April 1, 2014 until the loan amount is paid in full. The balance due on the term loan is scheduled to be paid in full during the year ending December 31, 2015. The interest rate as of March 31, 2015 was 5.25% per annum.

Note 11 - Common Stock

During the three months ended March 31, 2015, the Company issued 84,145 shares of common stock for services which were fully vested upon the date of grant. The Company recorded an expense of $132,000 for the value of those shares.

18

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 12 - Stock Options

During the three months ended March 31, 2015, the Company granted options for the purchase of 236,500 shares of common stock to employees of the Company. These options vest pro-rata over 48 months and have a life of ten years and an exercise price of $1.56 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $162,000. The fair value of the common stock as of the grant date was $1.56 per share.

As of March 31, 2015, the fair value of non-vested options totaled $3,097,251 which will be amortized to expense over the weighted average remaining term of 2.99 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model.  Key weighted-average assumptions used to apply this pricing model during the three months ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
Risk-free interest rate	1.99%	2.78%
Expected life of option grants	10 years	10 years
Expected volatility of underlying stock	39.4%	39.4%
Dividends Assumption	0	0

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities.  The Company attributes the value of stock-based compensation to operations on the straight-line single option method.  Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

Note 13 - Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at a foreign financial institution for its majority-owned subsidiary. Cash in foreign financial institutions as of March 31, 2015 and December 31, 2014 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

19

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 13 - Credit Risk and Concentrations (continued)

The following table sets forth the percentages of revenue derived by the Company from those customers which accounted for at least 10% of revenues during the three months ended March 31, 2015 and 2014 (in thousands):

	Three Months Ended March 31,
	2015		2014
	$	%	$	%
Customer A	3,038	22%	--	--
Customer B	--	--	2,333	14%
Customer C	--	--	2,025	12%

As of March 31, 2015, Customer D represented approximately 16%, Customer A represented approximately 13% and Customer E represented approximately 11% of total accounts receivable.

As of March 31, 2015, two vendors represented approximately 46% and 14% of total gross accounts payable. Purchases from these vendors during the three months ended March 31, 2015 were $4.9 million, and $0.6 million, respectively.

For the three months ended March 31, 2015, two vendors represented approximately 56%, and 11% of total purchases. For the three months ended March 31, 2014, three vendors represented approximately 55%, 13% and 13% of total purchases.

Note 14 - Segment Reporting and Foreign Operations

The Company operates in the following business segments:

●	Sysorex Mobile, IoT & Big Data Products: These products currently include our AirPatrol product line (location-based security and marketing platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets and other mobile devices based on their location and user); on-premise big data appliance product (Light Miner Studio “LMS”) and will include future Sysorex owned products.

●	Storage and Computing: This segment includes third party hardware, software and related maintenance/warranty products and services that Sysorex resells. It includes but is not limited to products for enterprise computing; storage; virtualization; networking; etc.

●	SaaS Revenues: These are Software-as-a-Services (SaaS) or internet based hosted services including the Shoom product line and cloud based big data analytics services (based on our LMS product) and other data science services; analytics services for AirPatrol products and other managed services on a SaaS basis.

●	Professional Services: These are general IT services including but not limited to: custom application/software design; architecture and development; project management; C4I system consulting; strategic outsourcing; staff augmentation; data center design and operations services; data migration services and other non-SaaS services.

20

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 14 - Segment Reporting and Foreign Operations (continued)

The following tables present key financial information of the Company's reportable segments before unallocated corporate expenses (in thousands):

	Sysorex Mobile, IoT & Big Data Products	Storage and Computing	SaaS Revenues	Professional Services	Consolidated

Three Months Ended March 31, 2015

Net revenues	$143	$10,277	$973	$2,729	$14,122
Cost of net revenues	$(125)	$(8,530)	$(222)	$(1,198)	$(10,075)
Gross profit	$18	$1,747	$751	$1,531	$4,047
Gross margin %	12%	17%	77%	56%	29%
Depreciation and amortization	$31	$32	$21	$1	$85
Amortization of intangibles	$554	$192	$136	$--	$882

Three Months Ended March 31, 2014

Net revenues	$--	$13,201	$974	$2,145	$16,320
Cost of net revenues	$--	$(10,431)	$(203)	$(1,336)	$(11,970)
Gross profit	$--	$2,770	$771	$809	$4,350
Gross margin %	--	21%	79%	38%	27%
Depreciation and amortization	$--	$21	$11	$7	$39
Amortization of intangibles	$--	$192	$136	$--	$328

Reconciliation of reportable segments’ combined income from operations to the consolidated loss before income taxes is as follows (in thousands):

	For the Three Months Ended March 31,
	2015	2014
Income from operations of reportable segments	$4,047	$4,350
Unallocated corporate expenses	$(6,858)	$(5,044)
Interest expense	$(99)	$(108)
Other income (expense)	$5	$14
Consolidated net loss before income taxes	$(2,905)	$(788)

21

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 14 - Segment Reporting and Foreign Operations (continued)

The Company’s operations are located primarily in the United States, Canada and Saudi Arabia. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United		Saudi
	States	Canada	Arabia	Eliminations	Total
Three Months Ended March 31, 2015:
Revenues by geographic area	$14,122	$--	$--	$--	$14,122
Operating loss by geographic area	$(2,522)	$(280)	$(9)	$--	$(2,811)
Net loss by geographic area	$(2,616)	$(280)	$(9)	$--	$(2,905)

Three Months Ended March 31, 2014:
Revenues by geographic area	$16,320	$--	$--	$--	$16,320
Operating loss by geographic area	$(608)	$--	$(86)	$--	$(694)
Net income (loss) by geographic area	$(737)	$--	$(86)	$--	$(823)

As of March 31, 2015:
Identifiable assets by geographic area	$60,537	$168	$774	$--	$61,479
Long lived assets by geographic area	$31,519	$25	$--	$--	$31,544

As of December 31, 2014:
Identifiable assets by geographic area	$61,149	$133	$778	$--	$62,060
Long lived assets by geographic area	$32,398	$30	$--	$--	$32,428

Note 15 - Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

During the year ended December 31, 2011, a judgment in the amount of $936,000 was levied against Sysorex Arabia LLC in favor of Creative Edge, Inc. in connection with amounts advanced for operations.  Of that amount, $214,000 has been repaid, $515,000 will be paid through a surety bond, and the remaining $207,000 has been accrued as advances payable on the consolidated balance sheet by Sysorex Arabia as of March 31, 2015 and December 31, 2014, respectively.  There was no effect upon the statement of operations in connection with this transaction.

22

SYSOREX GLOBAL HOLDINGS CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

Note 15 - Commitments and Contingencies (continued)

Contingent Consideration

Under the terms of the acquisition of Lilien the Company is liable for the payment of additional cash consideration to the extent that the recipients of the 3,000,000 shares of the Company's common stock referred to above receive less than $6.0 million from the sale of those shares, less customary commissions, on or before March 20, 2015.  As of the date of the acquisition and March 31, 2015 and December 31, 2014, the guaranteed amount was considered by management to be de minimis. The former Lilien members did not exercise this option which expired on March 31, 2015.

Under the terms of the acquisition of AirPatrol, the AirPatrol Merger Consideration also includes an earn-out, half of the value of which shall be in stock and the other half in cash (unless otherwise agreed or required pursuant to the AirPatrol Agreement) payable to the former stockholders of AirPatrol in 2015 in accordance with the following formula: if for the five quarter period ending March 31, 2015, AirPatrol Net Income meets or exceeds $3.5 million, the Company shall pay to the former AirPatrol stockholders an earn-out payment equal to two times AirPatrol Net Income, provided that the total earn-out payment shall not exceed $10,000,000. AirPatrol did not meet or exceed the required threshold and nothing is owed under such agreement.

Note 16 - Subsequent Events

LightMiner Systems, Inc. Asset Acquisition

On April 24, 2015, in accordance with the terms and conditions of an Asset Purchase Agreement (the “APA”), the Company completed the acquisition of substantially all of the assets of LightMiner Systems, Inc. (“LightMiner”), which is in the business of developing and commercializing in-memory SQL databases for manipulation (the “Acquisition”). At closing, the Company paid $19,000 in cash to the owner (the “Owner”), of approximately 19% of LightMiner’s outstanding securities prior to closing and agreed to pay upon the one year anniversary of the closing (the “First Anniversary”), shares of the Company’s common stock in an amount equal to the quotient of (A) $3,200,000 (the “Purchase Price”) divided by (B) the Sysorex Weighted Average Price (as defined below) as of the fifth trading day prior to the First Anniversary (the “Seller Stock Consideration”), less a hold back of Seller Stock Consideration having an aggregate value of $567,150, as determined by the Sysorex Weighted Average Price, for the purpose of satisfying indemnification obligations of LightMiner. The Sysorex Weighted Average Price means the volume-weighted daily average of the price of the Company’s Common Stock for the twenty (20) trading days immediately prior to the date of determination; however, the price may not be less than $2.00 per share.

The Company also agreed to issue to the Owner an aggregate of 127,000 restricted shares of Common Stock (the “Owner Stock Consideration”) on the First Anniversary and issue to the Owner an option to purchase up to 100,000 shares of Company’s Common Stock in accordance with the terms and conditions of the Company’s 2011 Employee Stock Incentive Plan, as amended, pursuant to an at-will employment offer letter. In addition, the Company agreed to issue such number of additional shares of the Company’s common stock equal to $200,000 divided by the Sysorex Weighted Average Price to another pre-Acquisition principal of LightMiner.

Bank Line Amendment

On May 4, 2015 (effective as of April 29, 2015), the Company and Bridge Bank entered into Amendment 4 to Bridge Bank’s Business Financing Agreement (“BFA”) dated March 15, 2013 to add the Company, Sysorex Federal, AirPatrol and Shoom as borrowers under the agreement, amend certain financial covenants, increase the credit limit to $10.0 million and provide for a second term loan of $2 million which matures on April 29, 2018 of which $167,000 was used to pay off the balance of the initial term loan. The term loan accrues interest at the greater of 5.25% or Bridge Bank's prime rate plus 2%. The Company will make payments of $56,000 on the term loan on the first day of each month commencing on May 1, 2015 until the loan amount is paid in full. The balance due on the term loan is scheduled to be paid in full during the year ending December 31, 2018.

Common Stock

Subsequent to March 31, 2015 the Company issued 20,000 shares of common stock under the terms of director services agreements which were fully vested upon the date of grant. The Company recorded an expense of $43,250 for the value of those shares.

23

Note 16 - Subsequent Events (continued)

Options

Subsequent to March 31, 2015 the Company granted options for the purchase of 650,500 shares of common stock to employees of the Company. These options vest pro-rata over 48 months and have a life of ten years and an exercise price ranging from $2.14 to $2.32 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the award was $636,500.

24

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statement Notice

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q. In addition to historical information, this discussion and analysis here and throughout this Form 10-Q contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements, due to a number of factors, including but not limited to, risks described in the section entitled “Risk Factors.” (Unless otherwise stated or the context otherwise requires, the terms “Sysorex” “we,” “us,” “our” and the “Company” refers collectively to Sysorex Global Holdings Corp. and its wholly-owned subsidiaries.)

 Except where indicated, all share and per share data in this section, as well as the consolidated financial statements, reflect the reverse stock split effected on April 8, 2014.

Overview of Our Business

Sysorex provides data analytics and indoor-location based solutions and services to commercial and government customers worldwide. We have developed a new kind of discovery platform that blends data from traditional software and network systems with the growing universe of mobile and Internet-connected things. In doing so, we have created a high velocity, secure and scalable platform that allows customers to evaluate their most complex business issues, and compete successfully in their respective markets. Our analytics products provide turnkey vertical solutions from ETL (extract, transform, load) to BI (business intelligence) to the final visualization of the data. These solutions are available on-premise or in the Cloud.

Sysorex’s data analytics products integrate with our AirPatrol product line, which focuses on collecting data from any wireless device in close proximity (Cellular, WiFi, BLE, RFID, etc.). We believe we can provide the right information at the right time based on our integrated solutions allowing us to uniquely blend the real world and the digital world. We believe that our AirPatrol product line is also well positioned in the Cyber Security market as mobile device management and detection technology. We believe that our location accuracy of sub 10-feet and our ability to capture all RF frequencies is unmatched. Detecting rogue devices that could be a security threat to an enterprise or government agency and then providing accurate location of that device is an important security application for our customers. Our AirPatrol product line has two patents and several others pending worldwide.

Sysorex also provides supporting products and services including enterprise computing and storage, virtualization, business continuity, data migration; custom application development, networking and information technology business consulting services. These allow Sysorex to offer turnkey solutions when requested by customers.

Revenues from our storage and computing segment are primarily driven by purchase orders that are received on a monthly basis. Approximately 20% of these purchase orders are recurring contracts that range from one to five years for warranty and maintenance support. For these contracts, the customer is invoiced one time and pays Sysorex upfront for the full term of the warranty and maintenance contract. Revenue from these contracts is determinable ratably over the contract period with the unearned revenue recorded as deferred revenue and amortized over the contract period.

Our Software-as-a-service (SaaS) contracts are typically performed for periods of one or more years. Sysorex SaaS products include its Shoom product line for the media and entertainment vertical, cloud based analytics services and other related services.

Our mobile, Internet of Things (IoT) and data analytics products segment includes our AirPatrol product line. Sales are expected to grow for AirPatrol products in 2015 based on our expanded commercial sales pipeline; however sales cycles proved to be longer than we expected in 2014 and this trend could continue in 2015. The long sales cycles result from customer related issues such as budget and procurement processes but also because customers found additional use-cases for the products and requested further evaluations.

25

Recent Events

LightMiner Systems, Inc. Asset Acquisition

On April 24, 2015, the Company completed an acquisition of substantially all of the assets of LightMiner Systems, Inc. (“LightMiner”), which is in the business of developing and commercializing in-memory SQL databases for manipulation (the “Acquisition”). At closing, the Company paid $19,000 in cash to Craig Baskett, owner of approximately 19% of LightMiner’s outstanding securities prior to closing (the “Owner”), and agreed to pay upon the one year anniversary of the closing (the “First Anniversary”), shares of the Company’s common stock in an amount equal to the quotient of (A) $3,200,000 (the “Purchase Price”) divided by (B) the Sysorex Weighted Average Price (as defined below) as of the fifth trading day prior to the First Anniversary (the “Seller Stock Consideration”), less a hold back of Seller Stock Consideration having an aggregate value of $567,150, as determined by the Sysorex Weighted Average Price, for the purpose of satisfying indemnification obligations of LightMiner. The Sysorex Weighted Average Price means the volume-weighted daily average of the price of the Company’s Common Stock for the twenty (20) trading days immediately prior to the date of determination; however, the price may not be less than $2.00 per share.

The Company also agreed to issue to the Owner an aggregate of 127,000 restricted shares of Common Stock (the “Owner Stock Consideration”) on the First Anniversary and issue to the Owner an option to purchase up to 100,000 shares of Company’s Common Stock in accordance with the terms and conditions of the Company’s 2011 Employee Stock Incentive Plan, as amended, pursuant to an at-will employment offer letter. In addition, the Company agreed to issue such number of additional shares of the Company’s common stock equal to $200,000 divided by the Sysorex Weighted Average Price to another pre-Acquisition principal of LightMiner.

Bridge Bank Financing Agreement Amendment

On May 4, 2015, the Company and its subsidiaries, entered into amendment number four (the “Fourth Amendment”) to that certain business financing agreement, dated March 13, 2013, as amended (the “Agreement”), with Bridge Bank, N.A. (the “Lender”) to (i) increase the revolving line of credit from $6,000,000 to $10,000,000 (the “Credit Facility”), (ii) add the Company, and its other subsidiaries, Sysorex Federal, Inc., Shoom, Inc., and AirPatrol Corporation, as Borrowers (as defined in the Agreement) under the Credit Facility; and (iii) extend a new term loan to the Borrowers in the amount of $2,000,000 (the “New Term Advance”) of which $167,000 was used to pay off the initial term loan. The effective date of the Fourth Amendment was April 29, 2015. The maturity dates of the Revolving Advances (as defined in the Agreement) and the New Term Advance have been extended to April 29, 2017 and April 29, 2018, respectively.

The Fourth Amendment also amended certain other reporting requirements and financial covenants required by the Agreement, including but not limited to (i) requiring a minimum unrestricted cash balance with the Lender of no less than $1,000,000, tested at the end of each month and (ii) revising the projected adjusted EBITDA requirements. The Lender holds a security interest in all of the Company’s and its subsidiaries’ assets, other than excluded and future projects.

JOBS Act

Pursuant to Section 107 of the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies.  We have irrevocably elected to opt out of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in note 3 of our condensed consolidated financial statements. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.  There have been no changes to estimates during the periods presented in the filing. Historically changes in management estimates have not been material.

Revenue Recognition

We provide IT solutions and services to customers with revenues currently derived primarily from the sale of third-party hardware and software products, software, assurance, licenses and other consulting services, including maintenance services. The products and services we sell, and the manner in which they are bundled, are technologically complex and the characterization of these products and services require judgment in order to apply revenue recognition policies. For all of these revenue sources, we determine whether we are the principal or agent in accordance with Accounting Standards Codification Topic, 605-45 Principal Agent Considerations.

We allocate the total arrangement consideration to the deliverables based on an estimated selling price of our products and services and report revenues containing multiple deliverable arrangements under ASC 605-25 “Revenue Arrangements with Multiple Deliverables” (“ASC-605-25”). These multiple deliverable arrangements primarily consist of the following deliverables: third-party computer hardware, third-party software, hardware and software maintenance (a.k.a. support), and third-party services. We determine the estimated selling price using cost plus a reasonable margin for each deliverable, which was based on our established policies and procedures for providing customers with quotes, as well as historical gross margins for our products and services. From time to time our personnel are contracted to perform installation and services for the customer. In situations where we bundle all or a portion of the separate elements, vendor specific objective evidence (VSOE) is determined based on prices when sold separately.  Our revenue recognition policies vary based upon these revenue sources and the mischaracterization of these products and services could result in misapplication of revenue recognition polices.

We recognize revenue when the following criteria are met (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Generally, these criteria are met upon shipment to customers with respect to the sales of hardware and software products. With respect to our maintenance and other service agreements, this criterion is met once the service has been provided. Revenue from the sales of our services on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. We recognize revenue for sales of all services on a fixed fee ratably over the term of the arrangement as such services are provided. The Company evaluates whether the revenues it receives from the sale of hardware and software products, licenses, and services, including maintenance and professional consulting services should be recognized on a gross or net basis on a transaction-by-transaction basis. We maintain primary responsibility for the materials and procedures utilized to service our customers, even in connection with the sale of third party-products and maintenance services, as we are responsible for the fulfillment and acceptability of the products and services purchased by our customers. In addition, the nature of the products sold to our customers are such that they need configuration in order to be utilized properly for the purposes intended by the customer and therefore we assume certain responsibility for product staging, configuration, installation, modification, and integration with other client systems, or retain general inventory risk upon customer return or rejection. Our customers rely on us to develop the appropriate solutions and specifications applicable to their specific system and then integrate any such required products or services into their systems. As described above, we are responsible for the day-to-day maintenance and warranty services provided in connection with all of our existing customer relationships, whether such services are ultimately provided directly by the Company and its employees or by the applicable third party service provider. As of the date of this filing, after an evaluation of all of our existing customer relationships, we have concluded that we are the primary obligor to all of our existing customers and therefore recognize all revenues on a gross basis.

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Long-lived Assets

We account for our long-lived assets in accordance with Accounting Standards Codification (“ASC”) 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC 360”), which requires that long-lived assets be evaluated whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Some of the events or changes in circumstances that would trigger an impairment test include, but are not limited to:

●	significant under-performance relative to expected and/or historical results (negative comparable sales growth or operating cash flows for two consecutive years);

●	significant negative industry or economic trends;

●	knowledge of transactions involving the sale of similar property at amounts below our carrying value; or

●	our expectation to dispose of long-lived assets before the end of their estimated useful lives, even though the assets do not meet the criteria to be classified as “held for sale.”

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge. We concluded there were no triggering events to further measure for impairment during the three months ended March 31, 2015 or 2014.

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the three months ended March 31, 2015 or 2014, which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

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Goodwill and Indefinite-lived Assets

We have recorded goodwill and other indefinite-lived assets in connection with our acquisitions of Lilien, Shoom and AirPatrol. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. Our goodwill balance and other assets with indefinite lives are evaluated for potential impairment during the fourth quarter of each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, we utilize both the “income approach”, which is based on estimates of future net cash flows and the “market approach”, which observes transactional evidence involving similar businesses. There was no goodwill impairment for the three months ended March 31, 2015 or 2014.

Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of our deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of and for the three months ended March 31, 2015, based upon certain economic conditions and historical losses through March 31, 2015. After consideration of these factors, management deemed it appropriate to establish a full valuation allowance.

A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax filings that do not meet these recognition and measurement standards. For three months ended March 31, 2015 and 2014, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the three months ended March 31, 2015 and 2014.

Allowance for Doubtful Accounts

We maintain our reserves for credit losses at a level believed by management to be adequate to absorb potential losses inherent in the respective balances. We assign an internal credit quality rating to all new customers and update these ratings regularly, but no less than annually. Management’s determination of the adequacy of the reserve for credit losses for our accounts and notes receivable is based on the age of the receivable balance, the customer’s credit quality rating, an evaluation of historical credit losses, current economic conditions, and other relevant factors.

As of March 31, 2015 and December 31, 2014 allowance for credit losses included a general allowance of $535,000 and $535,000, respectively, due to the aging of the items greater than 120 days outstanding and other potential non-collections.

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Business Combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our condensed consolidated financial results will be adjusted. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date and are included in our Condensed Consolidated Financial Statements from the acquisition date.

Stock-Based Compensation

We account for equity instruments issued to non-employees in accordance with accounting guidance, which requires that such equity instruments are recorded at their fair value on the measurement date, which is typically the date the services are performed.

We account for equity instruments issued to employees in accordance with accounting guidance that requires that awards are recorded at their fair value on the date of grant and are amortized over the vesting period of the award. We recognize compensation costs over the requisite service period of the award, which is generally the vesting term of the equity instrument issued.

The Black-Scholes option valuation model is used to estimate the fair value of the options or the equivalent security granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options or warrants. The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted.

The principal assumptions used in applying the Black-Scholes model along with the results from the model were as follows:

	Three Months ended March 31,
	2015	2014
Risk-free interest rate	1.99%	2.78%
Expected life of option grants	10 years	10 years
Expected volatility of underlying stock	39.4%	39.4%
Dividends	$-	$-

The Company issued the following options and warrants during the three months ended March 31, 2015:

Date	Options/Warrants Granted	Exercise Price	Black Sholes Value of Option	Fair Value of Common Stock per Share
1/27/2015	236,500	$1.56	$162,000	$1.56

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The Company issued the following shares of common stock as compensation during the three months ended March 31, 2015:

Date	Common Shares Issued	Fair Value of Common Stock per Share	Fair Value of Common Stock Issued
1/26/2015	7,895	$1.42	$11,211
1/27/2015	56,250	$1.60	$90,000
1/30/2015	20,000	$1.50	$30,000

Operating Segments

The Company operates in the following business segments as follows:

●	Sysorex Mobile, IoT & Big Data Products: These products currently include our AirPatrol product line (location-based security and marketing platform for wireless and cellular devices that can detect, monitor and manage the content and behavior of smartphones, tablets and other mobile devices based on their location and user); on-premise big data appliance product (Light Miner Studio “LMS”) and will include future Sysorex owned products.

●	Storage and Computing: This segment includes third party hardware, software and related maintenance/warranty products and services that Sysorex resells. It includes but is not limited to products for enterprise computing; storage; virtualization; networking; etc.

●	SaaS Revenues: These are Software-as-a-Services (SaaS) or Internet based hosted services including the Shoom product line and cloud based big data analytics services (based on our LMS product) and other data science services; analytics services for AirPatrol products and other managed services on a SaaS basis.

●	Professional Services: These are general IT services including but not limited to: custom application/software design; architecture and development; project management; C4I system consulting; strategic outsourcing; staff augmentation; data center design and operations services; data migration services and other non-SaaS services.

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Rounding

All dollar amounts in this section have been rounded to the nearest thousand.

Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

The following table sets forth selected unaudited consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	Three Months ended
	March 31, 2015		March 31, 2014
(In thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues	% Change

Product Revenues	$10,388	74%	$13,225	81%	(21%)
Services Revenues	$3,734	26%	$3,095	19%	21%
Cost of net revenues - Products	$8,650	61%	$10,708	66%	(19%)
Cost of net revenues - Services	$1,425	10%	$1,262	8%	13%
Gross profit	$4,047	29%	$4,350	27%	(7%)
Operating expenses	$6,858	49%	$5,044	31%	36%
Loss from operations	$(2,811)	(20%)	$(694)	(4%)	305%
Net loss	$(2,905)	(21%)	$(823)	(5%)	253%
Net loss attributable to common stockholders	$(2,900)	(21%)	$(780)	(5%)	272%

Net Revenues

Net revenues for the three months ended March 31, 2015 were $14.1 million compared to $16.3 million for the comparable period in the prior year. The $2.2 million decrease in revenues, or approximately 13%, was attributable to an unusually large Storage and Computing order during the three months ended March 31, 2014 that did not occur in the three months ended March 31, 2015. For the three months ended March 31, 2015, Sysorex Mobile, IoT & Big Data Products revenue was $143,000 compared to $0 for the prior year period as the Company did not do business in this segment prior to the acquisition of AirPatrol. Storage and Computing revenue was $10.3 million for the three months ended March 31, 2015, and $13.2 million for the prior year period. SaaS Revenues was $973,000 during the three months ended March 31, 2015 and $974,000 during the prior year period.  Professional Services Revenue was $2.7 million during the three months ended March 31, 2015 and $2.1 million during the prior year period.

Costs of Net Revenues

Cost of net revenues for the three months ended March 31, 2015 was $10.1 million compared to $12 million for the prior year period. This decrease of $1.9 million, or approximately 16%, was primarily attributable to the decrease in Storage in Computing Sales offset by increased higher margin data analytic revenues. Sysorex Mobile, IoT & Big Data Products cost of net revenues was $125,000 for the three months ended March 31, 2015 as compared to $0 for the prior period as the Company did not do business in this segment prior to the acquisition of AirPatrol.  Storage and Computing cost of net revenues was $8.5 million for the three months ended March 31, 2015, and $10.4 million for the prior year period. SaaS Revenues cost of net revenues was $222,000 during the three months ended March 31, 2015 and $203,000 during the prior year period.  Professional services cost of net revenues was $1.2 million during the three months ended March 31, 2015 and $1.3 million during the prior year period.

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The gross profit margins for the three months ended March 31, 2015 and 2014 were 29% and 27%, respectively. Sysorex Mobile, IoT & Big Data Products gross margin was 12% as AirPatrol had an $80,000 write off of obsolete inventory. Had there been no inventory write off during the quarter the gross margin would have been $68%. Gross margin for Storage and Computing was 17%, gross margin for SaaS Revenues was 77%, and gross margin for the Professional Services segment was 56% during the three month period ended March 31, 2015. Gross margin for the Storage and Computing segment was 21%, gross margin for SaaS Revenues was 79%, and gross margin for the Professional Services segment was 38% during the three month period ended March 31, 2014. There are no comparable amounts for Sysorex Mobile, IoT & Big Data Products for the prior year, as the Company did not do business in this segment prior to the acquisition of AirPatrol in April 2014.

Operating Expenses

Operating expenses for the three months ended March 31, 2015 were $6.9 million compared to $5 million for the prior year period. This increase of $1.9 million was primarily attributable to the inclusion of AirPatrol’s operating expenses during the first quarter 2015 and additional professional fees and administrative costs associated with being a public company.

Loss from Operations

Loss from operations for the three months ended March 31, 2015 was $2.8 million compared to $694,000 for the prior year period. This increase of $2.1 million was primarily attributable to the inclusion of AirPatrol’s operating expenses during the first quarter 2015, and the additional professional fees and administrative costs associated with being a public company.

Other Expense

Other expenses for the three months ended March 31, 2015 and 2014 were $94,000.

Provision for Income Taxes

There was no provision for income taxes for the three months ended March 31, 2015 and 2014. Deferred tax assets resulting from such losses are fully reserved as of March 31, 2015 and 2014 since, at present, we have no history of taxable income and it is more likely than not that such assets will not be realized.

Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest for the three months ended March 31, 2015 was $5,000 compared to $43,000 for the prior year period. This decrease of $38,000 was attributable to the decrease in losses for Sysorex Arabia and was not material.

Net Loss Attributable To Common Stockholders

Net loss attributable to common stockholders for the three months ended March 31, 2015 was $2.9 million compared to $780,000 for the prior year period. This increase in net loss of $2.1 million was attributable to the changes discussed above.

 Non-GAAP Financial information

EBITDA

EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization.  Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

Adjusted EBITDA for the three months ended March 31, 2015 was a loss of $1.3 million compared to income of $51,000 for the prior year period.

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The following table presents a reconciliation of net income/loss attributable to stockholders of Sysorex Global Holdings Corp., which is our GAAP operating performance measure, to Adjusted EBITDA for the fiscal quarters ended March 31, 2015 and 2014 (in thousands):

	Three Months Ended March 31,
	2015	2014
Net loss attributable to common stockholders	$(2,900)	$(780)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	76	84
Stock-based compensation – acquisition costs	--	20
Costs associated with public offering	--	45
Stock-based compensation – compensation and related benefits	386	172
Interest expense	99	108
Taxes	--	35
Depreciation and amortization	1,003	367
Adjusted EBITDA	$(1,336)	$51

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

●	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

●	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

●	As a basis for allocating resources to various projects;

●	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

●	To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss). By including this information we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as supplemental disclosure because of the following:

●	We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, and other non-operating expenses as well as depreciation and amortization which are non-cash expenses;

●	We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and

●	We believe that the use of Adjusted EBITDA is helpful to compare our results to other companies.

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Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

●	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

●	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

●	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

●	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

●	Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and

●	Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

 Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Proforma Non-GAAP Net Loss per Share

Basic and diluted net loss per share for the three months ended March 31, 2015 was ($0.15) compared to ($0.05) for the prior year period.  These decreases were attributable to the changes discussed in our results of operations.

Proforma non-GAAP net income (loss) per share is used by our Company’s management as an evaluation tool as it manages the business and is defined as net income (loss) per basic and diluted share adjusted for non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs and the costs associated with the public offering.

Proforma non-GAAP net loss per basic and diluted common share for the three months ended March 31, 2015 was ($0.08) compared to ($0.01) for the prior year period.

The following table presents a reconciliation of net loss per basic and diluted share, which is our GAAP operating performance measure, to proforma non-GAAP net loss per share for the periods reflected:

(thousands, except per share data)	Three Months Ended March 31,
	2015	2014
Net loss attributable to common stockholders	$(2,900)	$(780)
Adjustments:
Non-recurring one-time charges:
Acquisition transaction/financing costs	76	84
Stock-based compensation – acquisition costs	--	20
Costs associated with public offering	--	45
Stock-based compensation – compensation and related benefits	386	172
Amortization of intangibles	882	328
Proforma non-GAAP net loss	$(1,556)	$(131)
Proforma non-GAAP net loss per basic and diluted common share	$(0.08)	$(0.01)
Weighted average basic and diluted common shares outstanding	19,766	14,245

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We rely on proforma non-GAAP net loss per share, which is a non-GAAP financial measure:

●	To review and assess the operating performance of our Company as permitted by Accounting Standards Codification Topic 280, Segment Reporting;

●	To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

●	As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

●	To evaluate internally the performance of our personnel.

We have presented proforma non-GAAP net loss per share above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), and that by including this information we can provide investors with a more complete understanding of our business. Specifically, we present proforma non-GAAP net loss per share as supplemental disclosure because:

●	We believe proforma non-GAAP net loss per share is a useful tool for investors to assess the operating performance of our business without the effect of non-cash items including stock based compensation, amortization of intangibles and one time charges including acquisition costs and the costs associated with the public offering.

●	We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and

●	We believe that the use of proforma non-GAAP net loss per share is helpful to compare our results to other companies.

Liquidity and Capital Resources as of March 31, 2015 Compared With March 31, 2014

The Company’s net cash flows used in operating, investing and financing activities for the three months ended March 31, 2015 and 2014 and certain balances as of the end of those periods are as follows (in thousands):

	Three Months Ended March 31,
	2015	2014
Net cash used in operating activities	$(2,261)	$(334)
Net cash (used in) provided by investing activities	(119)	44
Net cash provided by financing activities	1,854	1,521
Effect of foreign exchange rate changes on cash	(7)	--
Net increase (decrease) in cash	$(533)	$1,231

	March 31, 2015	December 31, 2014
Cash and cash equivalents	$2,695	$3,228
Working capital (deficit)	$(4,486)	$(2,813)

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Operating Activities:

Net cash used in operating activities during the three months ended March 31, 2015 and 2014 were $2.3 million and $334,000, respectively.  Net cash used in operating activities during the three months ended March 31, 2015 consisted of the following (in thousands):

Net loss	$(2,905)
Non-cash income and expenses	1,412
Net change in operating assets and liabilities	(768)
Net cash used in operating activities	$(2,261)

The non-cash income and expenses of $1.4 million consisted primarily of (in thousands):

$121	Depreciation expense
882	Amortization of intangibles primarily attributable to the Lilien, Shoom and AirPatrol operations, which were, acquired effective March 1, 2013, August 31, 2013 and April 16, 2014, respectively.
386	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and prior acquisitions.
23	Other
$1,412	Total non-cash income and expenses

The net use of cash due to changes in operating assets and liabilities totaled ($768,000) and consisted primarily of the following (in thousands):

$(1,252)	Increase in accounts receivable and other receivables
354	Decrease in prepaid licenses and maintenance contracts
814	Increase in accounts payable
(201)	Decrease in deferred revenue
(522)	Decrease in accrued liabilities and other liabilities
39	Decrease in inventory and other assets
$(768)	Net use of cash in the changes in operating assets and liabilities

Investing Activities:

Net cash used in investing activities during the three months ended March 31, 2015 was $119,000 compared to net cash provided of 44,000 for the prior year period.  The net cash used in investing activities during the three months ended March 31, 2015 was comprised of $22,000 purchase of property and equipment and $97,000 investment in capitalized software.

Financing Activities:

Net cash provided by financing activities during the three months ended March 31, 2015 and 2014 were approximately $1.8 million and $1.5 million, respectively. The net cash provided by financing activities during the three months ended March 31, 2015 was comprised primarily of $2 million from the Credit Facility offset by $125,000 repayment to the term loan.

37

Liquidity and Capital Resources - General:

Our current capital resources and operating results as of March 31, 2015, as described in the preceding paragraphs, consist of:

1)	An overall working capital deficit of $4.5 million;

2)	Cash of $2.7 million;

3)	The Credit Facility for up to $6 million with a maturity date of April 16, 2016 of which $5.9 million is utilized; effective April 29, 2015, the Credit Facility was increased to $10 million.

4)	A term loan for $750,000 with a maturity date of August 27, 2015 of which $250,000 is utilized; on April 29, 2015 the Company received an additional term loan of $2 million; and

5)	Net cash used in operating activities year-to-date of $2.3 million.

We believe our total working capital deficit of $4.5 million does not represent a severe impediment to our operations and growth when its principal components are separately identified and analyzed and the growth of our business is taken into account. The breakdown of our overall working capital deficit is as follows (in thousands):

Working capital	Assets	Liabilities	Net
Cash and cash equivalents	$2,695	$--	$2,695
Accounts receivable, net / accounts payable	9,069	8,282	787
Notes and other receivables	1,792	--	1,792
Prepaid licenses and maintenance contracts / deferred revenue	7,179	8,888	(1,709)
Short-term debt	--	7,272	(7,272)
Other	2,032	2,811	(779)
Total	$22,767	$27,253	$(4,486)

Accounts receivable exceeds the related accounts payable by $787,000. We do not believe there are material collectability issues with respect to our accounts receivable. Deferred revenue exceeds the related prepaid contracts by $1.7 million and other liabilities exceed other assets by $779,000. These deficits are expected to be funded by our anticipated cash flow from operations, as described below, over the next twelve months. We do not believe that the Credit Facility and the current portion of the term loan which totaled $6.2 million as of March 31, 2015, will have a material adverse effect on our liquidity in the next twelve months as the Credit Facility principal balance is not due until April 2017. Additionally, as described in the preceding paragraphs, the amount of Credit Facility was increased to $10.0 million in April 2015.

Net cash used in operating activities during the three months ended March 31, 2015 of $2.3 million consists of net loss of $2.9 million less non-cash expenses of $1.4 million and net cash used of ($768,000) in changes in operating assets and liabilities. We expect net cash from operations during 2015 to be positive as:

1)	We believe our AirPatrol product line will begin generating positive cash flow later this year based on its revenue estimates. This product segment generates gross margins of approximately 60-80%.

2)	Our services are growing and becoming a larger part of our sales mix. These services generate gross margins of 50-80% and will be a larger contribution to our cash flow in the future.

3)	Sysorex was recently awarded two large multiple-award government IDIQ Contracts that enable Sysorex to capture task orders issued by any government agency under these contract vehicles. While the Company believes that it will be successful in securing task orders under these contracts, there are no assurances that any task orders under the contract will ultimately be awarded to the Company. If such task orders are secured, then these contracts will provide the opportunity to increase our revenue and cash flows.

4)	Sysorex is currently developing its own new mobile, IoT and analytics products that are expected to generate higher margins.

38

Based on past performance and current expectations, we believe that our current capital resources as of March 31, 2015 and since then will be sufficient to fund planned operations during the next twelve months as long as the Company meets its revenue and gross profit estimates.

Liquidity and Capital Resources - Bridge Bank Financing Agreement

At March 31, 2015, Sysorex Government Services, Inc. and Lilien Systems had a $6 million revolving line of credit with Bridge Bank, N.A., of which $5.9 million was outstanding with a maturity date of April 16, 2016, and an additional $250,000 outstanding under a term loan with a maturity date of August 27, 2015. Borrowings under the revolving credit line also referred to as the Credit Facility, and the term loan bear interest at 5.25% per annum.

The Credit Facility contains customary covenants that limit our ability to incur additional indebtedness, grant liens, make loans or investments, merge into or consolidate with other persons, or engage in certain asset dispositions including a sale of all or substantially all of our assets subject to the Agreement.

On May 4, 2015, the Company and its U.S. wholly-owned subsidiaries entered into the Fourth Amendment to the Bridge Bank Agreement, which among other changes, added the Company and certain subsidiaries as borrowers under the Facility, extended the maturity date, increased the revolving credit commitment to $10 million, and amended certain covenants (see “Recent Developments”).

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, please see Note 3 to our financial statements, which is included in this report in Item 1.

39

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, the Company is not required to provide information required by this Item.

Item 4. Controls and Procedures.

Based on management’s evaluation (with the participation of our Chief Executive Officer (CEO), who is our principal executive officer and our Chief Financial Officer (CFO), who is our principal financial officer, as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

There are presently no pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of their property is subject and no such proceedings are known to the Company to be threatened or contemplated against it.

Item 1A. Risk Factors.

We incorporate by reference the risk factors included in the 10-K filed with the Securities and Exchange Commission on March 26, 2015.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

Common Stock

On January 26, 2015 the Company issued 7,895 shares of common stock to a company under the terms of a consulting services agreement which were fully vested upon date of grant and reflected total consideration of approximately $11,211.

 The shares were issued in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, which exempts transactions by an issuer not involving any public offering.  The Company relied on the representations made in the various subscription agreements, stock purchase agreements or other agreements signed by the stockholders.  No commissions were paid and no underwriter or placement agent was involved in these transactions.

Item 3.  Defaults Upon Senior Securities.

Not applicable.

Item 4.  Mine Safety Disclosure.

Not applicable.

Item 5.  Other Information.

None.

40

Item 6.  Exhibits.

(a) Exhibits required by Item 601 of Regulation S-K.

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated as of April 24, 2015, between Sysorex Global Holdings Corp., LightMiner Systems, Inc. and Chris Baskett. The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the registrant undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the Commission. (4)
2.2

Agreement and Plan of Merger dated as of December 20, 2013, by and among Sysorex Global Holdings Corp., AirPatrol Corporation, AirPatrol Acquisition Corp. I, AirPatrol Acquisition Corp. II, and Shareholders Representative Services LLC. (5)

2.3	Amendment No. 1 to Agreement and Plan of Merger dated February 28, 2014 with AirPatrol Corporation. (6)
2.4	Amendment No. 2 to Agreement and Plan of Merger dated April 18, 2014 with AirPatrol Corporation. (7)
2.5	Waiver and Amendment No. 3 to Agreement and Plan of Merger dated April 18, 2014 with AirPatrol Corporation. (8)
3.1(i)	Articles of Incorporation. (1)
3.1(ii)	Certificate of Amendment to the Articles of Incorporation, effective April 8, 2014. (2)
3.2	Bylaws. (1)
10.1	Release Agreement, dated January 30, 2015, between William Frederick and the Company. (3)
31.1	Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.*
31.2	Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.*
32.1	Certification of the Company’s Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101.INS	XBRL Instant Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

10.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-190574) filed with the SEC on August 12, 2013.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2015.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2015.
(5)	Incorporated by reference Amendment No. 3 to the Company’s Registration Statement on Form S-1 (No. 333-191648) filed with the SEC on January 21, 2014.
(6)	Incorporated by reference Amendment No. 4 to the Company’s Registration Statement on Form S-1 (No. 333-191648) filed with the SEC on March 21, 2014.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(8)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-198502) filed with the SEC on August 29, 2014.

41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SYSOREX GLOBAL HOLDINGS CORP.

Dated: May 14, 2015	By:	/s/ Nadir Ali
Nadir Ali Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Wendy F. Loundermon
Wendy F. Loundermon Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

42

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement, dated as of April 24, 2015, between Sysorex Global Holdings Corp., LightMiner Systems, Inc. and Chris Baskett. The exhibits and schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and the registrant undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the Commission. (4)
2.2	Agreement and Plan of Merger dated as of December 20, 2013, by and among Sysorex Global Holdings Corp., AirPatrol Corporation, AirPatrol Acquisition Corp. I, AirPatrol Acquisition Corp. II, and Shareholders Representative Services LLC. (5)
2.3	Amendment No. 1 to Agreement and Plan of Merger dated February 28, 2014 with AirPatrol Corporation. (6)
2.4	Amendment No. 2 to Agreement and Plan of Merger dated April 18, 2014 with AirPatrol Corporation. (7)
2.5	Waiver and Amendment No. 3 to Agreement and Plan of Merger dated April 18, 2014 with AirPatrol Corporation. (8)
3.1(i)	Articles of Incorporation. (1)
3.1(ii)	Certificate of Amendment to the Articles of Incorporation, effective April 8, 2014. (2)
3.2	Bylaws. (1)
10.1	Release Agreement, dated January 30, 2015, between William Frederick and the Company. (3)
31.1	Certification of the Company’s Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.*
31.2	Certification of the Company’s Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.*
32.1	Certification of the Company’s Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

101.INS	XBRL Instant Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

10.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-190574) filed with the SEC on August 12, 2013.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2015.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2015.
(5)	Incorporated by reference Amendment No. 3 to the Company’s Registration Statement on Form S-1 (No. 333-191648) filed with the SEC on January 21, 2014.
(6)	Incorporated by reference Amendment No. 4 to the Company’s Registration Statement on Form S-1 (No. 333-191648) filed with the SEC on March 21, 2014.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2014.
(8)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (No. 333-198502) filed with the SEC on August 29, 2014.

43

 Exhibit 31.1

CERTIFICATION

I, Nadir Ali, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Sysorex Global Holdings Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15-d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 14, 2015

/s/ Nadir Ali

Nadir Ali

Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Wendy F. Loundermon, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Sysorex Global Holdings Corp.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15-d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 14, 2015

/s/ Wendy F. Loundermon

Wendy F. Loundermon

Interim Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

In connection with the periodic report of Sysorex Global Holding Corp. (the “Company”) on Form 10-Q for the period ended March 31, 2015 as filed with the Securities and Exchange Commission (the “Report”), we, Nadir Ali, Chief Executive Officer (Principal Executive Officer) and Wendy F. Loundermon, Interim Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of our knowledge:

             (1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

             (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

Date: May 14, 2015

/s/ Nadir Ali

Nadir Ali

Chief Executive Officer
(Principal Executive Officer)

/s/ Wendy F. Loundermon

Wendy F. Loundermon

Interim Chief Financial Officer
(Principal Financial and Accounting Officer)